November 4, 2008
Via EDGAR and Facsimile Transmission:
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attn: Mark P. Shuman, Branch Chief – Legal

Re:	Ebix, Inc.
Form S-1
Filed on April 22, 2008
File No. 333-150371
Amendment No. 1 filed on November 4, 2008
Dear Mr. Shuman:
     We have filed Amendment No. 1 to our Registration Statement S-1 (File No. 333-150371) today. The changes have been marked in accordance with Rule 310 of Regulation S-T.
     This letter also responds to the comments in your letter to Ebix, Inc. (the “Company, or “Ebix” or “we”) dated May 12, 2008. The comments from your letter are reproduced below in bold-faced text followed by the Company’s responses. We are also sending a courtesy copy of this letter to Ms. Reynolds via facsimile.
General
1.	We note that you have outstanding comments on your Form 10-K for the fiscal year ended December 31, 2007. Be advised that these comments must be resolved before the desired effective date of your Form S-1.
     Attached with this letter is a clearance letter dated September 12, 2008 from the SEC Department of Corporate Finance for our Form 10-K for the fiscal year December 31, 2007.
Ebix, Inc. • 5 Concourse Pkwy. • Suite 3200 • Atlanta, GA 30328
voice 678 281 2020 • fax 678 281 2019

Securities and Exchange Commission
Attn: Mark P. Shuman
November 4, 2008

Selling Stockholders, page 11
2.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.
     As you requested, the registration statement has been revised to add the names of the individuals who have or share voting or dispositive power over the shares held by entities which are selling stockholders.
Incorporation of Certain Documents By Reference, page 18
3.	Please revise your disclosure to include all the information required by Item 12(b)(2) of Form S-1.
     The required disclosure has been added immediately prior to “Incorporation of Certain Documents by Reference” at “Where You Can Find More Information.
Undertakings, page II-7
4.	Please revise your Part II section to include the undertakings required by Item 512(a)(5)(i) or (ii), as applicable, of Regulation S-K.
     The requested revision to Item 17 has been made in Amendment No. 1 which we filed today.
     If the Company requests acceleration of the effective date of the registration statement (No. 333-150371), then we will furnish a letter containing the requested acknowledgements and confirmation.
     If you have further questions or comments feel free to contact the undersigned at (678) 281-2031 or our counsel, Charles M. Harrell, Jr. at (404) 815-2717.
     Thank you.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board, President and
Chief Executive Officer
cc: Robert F. Kerris
Ebix, Inc. • 5 Concourse Pkwy. • Suite 3200 • Atlanta, GA 30328
voice 678 281 2020 • fax 678 281 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Mail Stop 4561
September 12, 2008
Mr. Robin Raina
Chairman of the Board, President and
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

Re:	Ebix, Inc. Form 10-K For the Year Ended December 31, 2007 Filed on March 31, 2008 File No. 000-15946
Dear Mr. Raina:
     We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief